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                                                                   EXHIBIT 4.11



April 19, 1996

Mr. Abraham Wolfson
South Ferry #2, L.P.
One State Street Plaza 29th Floor
New York NY 10004

                   RE: FINANCING OF MARY LOU'S FLIP FLOP SHOP

Dear Mr. Wolfson:

The following outlines the deal points we propose for South Ferry #2, L.P. ("South Ferry") to provide initial funding to DSL Entertainment Group, Inc. for the development and preproduction of the series "Mary Lou's Flip Flop Shop" (the "series").

1. South Ferry will provide funding in the amount of $500,000.00 payable on or before April 22, 1996.

2. The principal amount advanced pursuant to the above will accrue interest at the rate of ten per cent (10%) per annum.

3. The principal and accrued interest will be secured by a UCC-1 financing statement in first position on the series and its elements, including receivables and contract rights.

4. The principal will be due and payable upon the earlier of the conclusion of the anticipated Initial Public Offering of DSL's common stock (the "IPO"), the creation of a production distribution fund in excess of one million dollars or December 31, 1996.

5. As further consideration for the funding by South Ferry, it will receive 50,000 warrants to purchase shares of DSL common stock at $1.00 each, with such warrants and shares to be registered at the IPO, and thereafter subject to a thirteen (13) month lockup.

  In the event that DSL obtains alternate financing of the series at any time after the $500,000 has been funded, it shall repay any amounts financed, including accrued interest. South Ferry shall retain all other rights granted under this agreement, including the above specified warrants.

7. This agreement is conditioned on Mr. Joe Cayre funding an equal amount towards the production, and the money shall remain in escrow until DSL receives Mr. Cayre's funding.


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Mr. Abraham Wolfson
November 14, 1996
Page 2

South Ferry will receive "most favored nations status" with Mr. Cayre for the financing provided hereunder.

8. South Ferry shall further receive two (2%) of DSL's net profit participation, as defined for DSL, in perpetuity.

This letter shall serve as a binding agreement until such time, if any, that it is replaced by a more formal document incorporating the above terms and conditions. This letter agreement will nevertheless be enforceable in all respects by South Ferry. DSL will prepare to the satisfaction of South Ferry, and execute, any and all other documents that South Ferry reasonably requests in connection with this transaction

Please review the above, and indicate your understanding and acceptance by signing a copy of this letter and returning it to our office.

Sincerely,

/S/ DREW S. LEVIN
------------------------
Drew S. Levin

DSL/ee

Agreed to and accepted:

South Ferry #2, L.P.



Date:_________          By: /S/ A. WOLFSON
                           -------------------------------
                                Abraham Wolfson




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November 20, 1996

Mr. Abraham Wolfson
South Ferry #2, L.P.
One State Street Plaza 29th Floor
New York NY 10004

                         RE: FINANCING OF FLIP FLOP SHOP

Dear Mr. Wolfson:

Reference is made to the letter agreement between DSL Entertainment Group, Inc. doing business as TEAM Entertainment ("TEAM") and South Ferry #2, L.P. ("South Ferry") dated April 19, 1996 (the "Agreement") pursuant to which South Ferry loaned the sum of $500,000.00 to finance the series titled "Mary Lou's Flip Flop Shop." This letter is to amend that agreement and the promissory note of April 22, 1996 (the "Note") as follows:

1. DSL hereby grants South Ferry a first priority lien and security interest in the "Series" (as defined below) as collateral security for all of DSL's obligations to South Ferry, including the above-referenced loan. DSL shall prepare, execute and file any and all documents and instruments necessary or appropriate to perfect such security interest, all of which shall be in form and substance satisfactory to South Ferry. For purposes of this letter, the "Series" shall mean the television series titled "Mary Lou's Flip Flop Shop" and the series titled "Acrobat Alley" (and any successor thereto), and if either of these projects are not completed and profitable, the first children's television project that DSL completes and is profitable, in any case together with any and all rights (tangible and intangible), receivables, revenues and other proceeds thereof.

2. DSL hereby agrees to increase the number of warrants to be issued by DSL to South Ferry under the agreement by twenty thousand (20,000) warrants, such that the DSL shall issue to South Ferry pursuant to the Agreement a total of seventy thousand (70,000) warrants (the "Warrants").

3. The Warrants shall (i) have an exercise price per share of common stock (one share per warrant) not to exceed $1.00. (ii) be exercisable for a period commencing on the date hereof and ending no earlier than the third anniversary of an initial public offering by DSL, (iii) be entitled to all of the rights and benefits set forth in the Agreement, including registration rights, and (iv) shall have the most favorable terms and conditions of any other warrants issued by DSL (or which DSL has agreed to issue) prior to the date hereof. The Warrants shall be delivered to South Ferry as soon as practicable, but in no event later than two weeks after the last date of execution of this letter.


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Mr. Abraham Wolfson
November 20, 1996
Page 2

4. The profit participation described in paragraph 8 of the Agreement is hereby modified to read as follows: DSL hereby transfers and grants to South Ferry a profit participation equal to five percent (5%) of the Net Profits from any exploitation of the Series, in first position prior to any third party participants. "Net Profits" is herein defined as gross revenue received by DSL in any way related to the Series, including by not limited to any sale or other disposition, less actual production costs incurred by DSL directly related to the Series; provided that in no event shall Net Profits be less than net profits as defined for DSL. South Ferry shall be entitled to such profit participation in perpetuity (i.e., even after the loan is repaid) and DSL shall promptly pay to South Ferry (but not less frequently than at the end or each calendar quarter) the amount of such profit participation to date. The profit participation shall be freely assignable by South Ferry. DSL shall execute and file any and all additional documents requested by South Ferry with respect thereto.

5. The maturity date of the Note shall be amended to the sooner of the completion of an initial public offering by TEAM, or April 1, 1997, and a separate amendment to the Note will be prepared and executed.

The Agreement remains fully enforceable in accordance with its terms as modified by this letter.

Please sign and return a copy of this letter and the enclosed note amendment to our office at your earliest convenience. Thank you.

Sincerely,

/s/ ERIC S. ELIAS
-------------------------
Eric S. Elias
Business Affairs

Accepted and agreed:

South Ferry #2, L.P.


By: /s/ M. WOLFSON        Date:
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